EXHIBIT 12.1

BOSTON PROPERTIES, INC.

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DISTRIBUTIONS

Boston Properties, Inc.'s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the three months ended March 31, 2008 and the five years ended December 31, 2007 were as follows:

	Three Months Ended March 31, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, minority interest in Operating Partnership, gains on sales of real estate and other assets, discontinued operations and cumulative effect of a change in accounting principle	$81,043	$353,468	$294,616	$288,300	$289,259	$275,032
Gains on sales of real estate and other assets	23,438	929,785	719,826	182,542	9,822	70,244
Amortization of interest capitalized	560	2,394	3,387	3,298	2,845	2,640
Distributions from unconsolidated joint ventures	1,939	7,157	8,206	7,179	6,663	8,412
Combined fixed charges and preferred distributions (see below)	78,351	327,362	326,995	340,589	334,082	342,244
Subtract:
Interest capitalized	(9,485)	(31,046)	(5,921)	(5,718)	(10,849)	(19,200)
Preferred distributions	(1,027)	(10,429)	(22,814)	(26,780)	(17,063)	(23,608)

Total earnings	$174,819	$1,578,691	$1,324,295	$789,410	$614,759	$655,764

Fixed charges:
Interest expensed	$67,839	$285,887	$298,260	$308,091	$306,170	$299,436
Interest capitalized	9,485	31,046	5,921	5,718	10,849	19,200

Total fixed charges	$77,324	$316,933	$304,181	$313,809	$317,019	$318,636

Preferred distributions	1,027	10,429	22,814	26,780	17,063	23,608

Total combined fixed charges and preferred distributions	$78,351	$327,362	$326,995	$340,589	$334,082	$342,244

Ratio of earnings to fixed charges	2.26	4.98	4.35	2.52	1.94	2.06

Ratio of earnings to combined fixed charges and preferred distributions	2.23	4.82	4.05	2.32	1.84	1.92